UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                               SEPTEMBER 30, 1997



                    CENTRAL AND SOUTH WEST CORPORATION (CSW)
                      (Name of registered holding company)


                          1616 WOODALL RODGERS FREEWAY
                               DALLAS, TEXAS 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                          ENERGY
                                            OR                                 PERCENTAGE
                                           GAS-                                OF VOTING    NATURE
NAME OF REPORTING COMPANY                 RELATED    DATE OF       STATE OF    SECURITIES     OF
(OWNERSHIP INFORMATION)                   COMPANY  ORGANIZATION  ORGANIZATION     HELD     BUSINESS
---------------------------------------------------------------------------------------------------
Polk Power Partners, L.P.                 Energy       Feb-92      Delaware      46.25%   Qualifying
(Polk Cogen)                                                                               facility

Orange Cogeneration Limited Partnership   Energy       Feb-93      Delaware       50%     Qualifying
(Orage Cogen)                                                                              facility

Brush Cogeneration Partners               Energy       Nov-91      Delaware      47.25%   Qualifying
(Brush Cogen)                                                                              facility
(OWNERSHIP THROUGH VARIOUS INTERMEDIATE HOLDING COMPANY SUBSIDIARIES ORIGINATING WITH
 CSW DEVELOPMENT-I, INC / CSW ENERGY INC. / CSW)


Thermo Cogeneration Partnership, L.P.     Energy       Apr-93      Delaware       50%     Qualifying
(Thermo Cogen)                                                                             facility
(OWNERSHIP THROUGH INTERMEDIATE HOLDING COMPANY CSW FT. LUPTON, INC. / CSW ENERGY INC. / CSW)


Sweeny Cogeneration Limited Partnership   Energy       Sep-95      Delaware       50%     Qualifying
(Sweeny Cogen)                                                                             facility
(OWNERSHIP THROUGH VARIOUS INTERMEDIATE HOLDING COMPANY SUBSIDIARIES ORIGINATING WITH
CSW SWEENY GP I, INC. AND CSW SWEENY LP I, INC. / CSW ENERGY INC. / CSW)


Diversified Energy Contractors LLC (DECO) Energy       Jul-97      Delaware      100%     Maintenance
                                                                                            services
(CSW ENERGY INC. / CSW)


CSW Power Marketing, Inc.                 Energy       Mar-96      Delaware      100%       Dormant
(CSW ENERGY INC. / CSW)


CSW Services International, Inc.          Energy       Mar-97      Delaware      100%       Dormant
(CSW ENERGY INC. / CSW)


Excel Energy Technologies, Inc.           Energy       Sep-92      Delaware       3.3%      Energy
(Excel Energy)                                                                             management
                                                                                            system
(PUBLIC SERVICE COMPANY OF OKLAHOMA / CSW )




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                                    PERSON TO
                   TYPE OF          PRINCIPAL                       WHOM                       CONSIDERATION
COMPANY            SECURITY         AMOUNT OF   ISSUE OR  COST OF   SECURITY      COLLATERAL   RECEIVED FOR
ISSUING SECURITY   ISSUED           SECURITY    RENEWAL   CAPITAL   ISSUED        GIVEN WITH   EACH SECURITY
------------------------------------------------------------------------------------------------------------
                                     (000's)
Sweeny Cogen       Senior loan note   $1,545                        CSW Energy

IPS Sweeny LLC     Nonrecourse        57,660     8/14/97    15%     CSW Energy   50% ownership  50% ownership
                   note                                                          interest in    interest in
                                                                                 Sweeny Cogen   Sweeny Cogen

DECO               Loan note              45                        CSW Energy


COMPANY            COMPANY          AMOUNT OF
CONTRIBUTING       RECEIVING        CAPITAL
CAPITAL            CAPITAL          CONTRIBUTION
------------------------------------------------
                                      (000's)
None

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I - TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

                                         TYPE OF    DIRECT   INDIRECT            TOTAL
REPORTING COMPANY    ASSOCIATE COMPANY   SERVICES   COSTS    COSTS     COST OF  AMOUNT
RENDERING SERVICES   RECEIVING SERVICES  RENDERED   CHARGED  CHARGED   CAPITAL  BILLED
--------------------------------------------------------------------------------------
                                                    (000's)  (000's)            (000's)
None


PART II - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

                    REPORTING          TYPE OF        DIRECT    INDIRECT            TOTAL
ASSOCIATE COMPANY   COMPANY RECEIVING  SERVICES       COSTS     COSTS     COST OF   AMOUNT
RENDERING SERVICES  SERVICES           RENDERED       CHARGED   CHARGED   CAPITAL   BILLED
------------------------------------------------------------------------------------------
                                                      (000's)   (000's)             (000's)
CSW Energy, Inc.    Orange Cogen       Plant services  $358      $161                $520

CSW Energy, Inc.    Polk Cogen         Plant services   392       163                 556

For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):

Total consolidated capitalization as of:  September 30, 1997     $8,088  line 1

Total capitalization multiplied by 15%                            1,213  line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                                  1,213  line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1:  Energy Services               0
   Energy-related Category 7:  Maintenance Services          0
   Energy-related Category 8:  Qualifying Facility         114
   Energy-related Categories 2,3,4,5,6,9,10                 --
     Total current aggregate investment                             114  line 4
                                                                 ------

Difference between the greater of $50 million or 15%
 of capitalization and the total aggregate investment
 of the registered holding company system
 (line 3 less line 4)                                            $1,099  line 5
                                                                 ======

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Gas-related business Categories 1 and 2                  --
      Total current aggregate investment                             $0
                                                                 ======

ITEM 5 - OTHER INVESTMENTS

MAJOR LINE OF         OTHER INVESTMENT  OTHER INVESTMENT  REASON FOR DIFFERENCE
ENERGY-RELATED        IN LAST U-9C-3    IN THIS U-9C-3    IN OTHER
BUSINESS              REPORT            REPORT            INVESTMENT
--------------------------------------------------------------------------------
                        (000's)             (000's)

Energy services          $2,719                  $0       Amounts invested prior
                                                          to April 1, 1997 are
                                                          excluded from Item 4

Maintenance services         --                   0

Qualifying facility    $126,186 *                 0       Amounts invested prior
                                                          to April 1, 1997 are
                                                          excluded from Item 4


*  amount inadvertently omitted from previous report





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Balance sheets for quarter ended September 30, 1997
               CSW Development-I, Inc. (consolidated)
               CSW Ft. Lupton, Inc
               Sweeny Companies (consolidated)
               Note: No DECO balance sheet (initial capitalization only activity)

Income Statements as of the three months and nine months ended
   September 30, 1997
               CSW Development-I, Inc. (consolidated)
               CSW Ft. Lupton, Inc.
               Note: No income statement for Sweeny Companies or DECO
                     (investments not operational)

EXHIBITS

Exhibit A - Certificate of Central and South West Corporation

Please contact Mr.Lee Burton at (214) 777-1291 with inquiries concerning this report.


                               SIGNATURE

                               Central and South West Corporation

                               By:  Lawrence B. Connors
                                    (Name)

                                    Controller
                                    (Title)

                                    December 1, 1997
                                    (Date)

                             CSW DEVELOPMENT-I, INC.
                           Consolidated Balance Sheet
                               September 30, 1997
                                    Unaudited
                                     (000's)


CURRENT ASSETS
        Cash                                   $        -
        Accounts Receivable - Project                 119
                                                  --------
               Total Current Assets                          $      119

NONCURRENT ASSETS
        Equity Investment                          44,107
        Notes Receivable - Affiliated              21,562
        Other Noncurrent                               22
                                                  --------
               Total Noncurrent Assets                       $   65,691
                                                               ---------

               Total Assets                                  $   65,810
                                                               =========


NONCURRENT LIABILITIES
        Accrued Federal Income Tax                   (789)
        Deferred Federal Income Tax                20,108
                                                  --------

               Total Liabilities                             $   19,319

EQUITY
        Common Stock                                    1
        Paid in Capital                            43,066
        Retained Earnings                           3,379
        Minority Interest                              45
                                                  --------
               Total Shareholder's Equity                    $   46,491
                                                               ---------

               Total Liabilities and Equity                  $   65,810
                                                               =========

                              CSW FT. LUPTON, INC.
                           Consolidated Balance Sheet
                               September 30, 1997
                                    Unaudited
                                     (000's)


CURRENT ASSETS
        Accounts Receivable - Project          $         -
        Accounts Receivable - Affiliated            53,953
                                                 ----------
               Total Current Assets                           $    53,953

NONCURRENT ASSETS
        Equity Investment                           69,867
        Deferred Financing Costs                     2,758
        Deferred Interest Expense                    1,315
                                                 ----------
               Total Noncurrent Assets                        $    73,940
                                                                ----------

               Total Assets                                   $   127,893
                                                                ==========


NONCURRENT LIABILITIES
        Deferred Income                              2,348
        Accrued Federal Income Tax                   2,574
        Deferred Federal Income Tax                 15,887
                                                 ----------

               Total Liabilities                              $    20,809

EQUITY
        Paid in Capital                             82,626
        Retained Earnings                           24,458
                                                 ----------
               Total Shareholder's Equity                     $   107,084
                                                                ----------

               Total Liabilities and Equity                   $   127,893
                                                                ==========

                   SWEENY COGENERATION CONSOLIDATED COMPANIES
                           Consolidated Balance Sheet
                               September 30, 1997
                                    Unaudited
                                     (000's)


CURRENT ASSETS
        Work in Progress                       $  154,549

               Total Assets                                  $   154,549
                                                               ==========


CURRENT LIABILITIES
        Accounts Payable - Nonaffiliated            2,339
        Accounts Payable - Affiliated             110,135
        Retainage Payable                          11,820
        Accrued Federal Income Tax                    255

               Total Liabilities                             $   124,549

EQUITY
        Paid in Capital                            15,000
        Minority Interest                          15,000
                                                 ---------
               Total Shareholder's Equity                    $    30,000
                                                               ----------

               Total Liabilities and Equity                  $   154,549
                                                               ==========

                             CSW DEVELOPMENT-I, INC.
                          Consolidated Income Statement
                    For the Quarter Ended September 30, 1997
                                    Unaudited
                                     (000's)


                                         Three Months            Nine Months
                                             Ended                  Ended
                                      September 30, 1997      September 30, 1997
                                      ------------------      ------------------
REVENUES
      Misc. Income                               74                    224
      Income From Equity Investments            943                  3,167
                                            -------                -------
            Total Revenue                     1,017                  3,391
                                            -------                -------

EXPENSES
      Operating Expenses                       (418)                   492
      Expenses Trasferred Out                    (5)                  (137)
                                            -------                -------
            Total Expenses                     (423)                   355
                                            -------                -------

Net Income Before Tax                         1,440                  3,036

Provision for Income Tax                        722                  1,190
                                            -------                -------

Net Income                                     $718                 $1,846
                                            =======                =======

                              CSW FT. LUPTON, INC.
                          Consolidated Income Statement
                    For the Quarter Ended September 30, 1997
                                    Unaudited
                                     (000's)


                                           Three Months          Nine Months
                                              Ended                 Ended
                                        September 30, 1997    September 30, 1997
                                        ------------------    ------------------
REVENUES
      Interest Income                           $22                    $66
      Misc. Income                              (91)                    27
      Income From Equity Investments          3,429                  9,181
                                            -------                -------
            Total Revenue                     3,360                  9,274
                                            -------                -------

EXPENSES
      Operating Expenses                         57                    277
      Expenses Trasferred Out                  --                       (1)
                                            -------                -------
            Total Expenses                       57                    276
                                            -------                -------

Net Income Before Tax                         3,303                  8,998

Provision for Income Tax                      1,304                  3,514
                                            -------                -------

Net Income                                   $1,999                 $5,484
                                            =======                =======